October 14, 2005

VIA EDGAR

Mr. Mark P. Shuman
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Novell, Inc. Post-effective Amendment No. 4 to Registration Statement on Form S-3 September 2, 2005 File No. 333-119281

Dear Mr. Shuman:

On behalf of our client, Novell, Inc. (the "Company"), we are responding to the comments set forth in the comment letter from the Staff (the "Staff") of the U.S. Securities and Exchange Commission (the "SEC") dated September 27, 2005 in respect of Post-Effective Amendment No. 4 to the Company's Registration Statement on Form S-3 (the "Registration Statement").

In response to your letter, set forth below are your comments in italics followed by our response to your comments.

Where indicated below we have included changes to the disclosure in Post-Effective Amendment No. 5 to the Registration Statement, which we are filing contemporaneously with this response letter.

1.
We note that subsequent to your filing of this post-effective amendment you filed Forms 8-K and your Form 10-Q for the quarter ended July 31, 2005. Please revise to incorporate by reference all filings required by Item 12 of Form S-3.

The Company has revised the prospectus which forms a part of the Registration Statement to incorporate by reference reports on Form 8-K filed on September 12, 2005 and September 22, 2005 and its Form 10-Q for the quarter ended July 31, 2005.

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        If you have any questions, please feel free to contact me at (212) 309-6843 or Finn Murphy at (212) 309-6704.

Sincerely yours,

/s/ HOWARD A. KENNY Howard A. Kenny
cc:	Novell, Inc. Joseph A. LaSala Jay Reilly Morgan, Lewis & Bockius LLP Howard L. Shecter Finn Murphy